PROPANC HEALTH GROUP CORPORATION

December 8, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Dorrie Yale

Mr. Joseph McCann

Re:	Propanc Health Group Corporation
Request for Withdrawal
Registration Statement on Form S-1
File No. 333-213216
Filed August 19, 2016

Ladies and Gentlemen:

Please accept this request pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), of Propanc Health Group Corporation (the “Registrant”) to withdraw, effective immediately, the Registration Statement on Form S-1, together with all exhibits thereto (File No. 333-213216) filed with the Securities and Exchange Commission (the “Commission”), on August 19, 2016.

The Registrant filed the Registration Statement in connection with the resale of securities issuable upon exercise of warrants issued to the selling securityholder. The Registrant is seeking to withdraw the Registration Statement because the Registrant and the selling securityholder have agreed to cancel the outstanding warrants. The Registration Statement has not been declared effective by the Commission.  No securities were sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Alexander R. McClean, Harter Secrest & Emery LLP, at 585-231-1248.

Very truly yours,

Propanc Health Group Corporation

By:	/s/ James Nathanielsz
James Nathanielsz
Chief Executive Officer